June 20, 2019

Virgilio Deloy Capobianco Gibbon
Chief Executive Officer
Afya Limited
Alameda Oscar Niemeyer, No 119, Sala 504
Vila da Serra, Nova Lima, Minas Gerais
Brazil

       Re: Afya Limited
           Amendment No. 2 to
           Draft Registration Statement on Form F-1
           Submitted June 10, 2019
           CIK No. 0001771007

Dear Mr. Gibbon:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments are to comments in our June 4, 2019 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary
Overview, page 5

1. We note that you currently disclose the percentages your acquisitions represent in terms of combined tuition fee growth as compared to organic growth. With a view toward providing balanced disclosure of your business strategy, recent growth, and cash generation, also disclose the respective percentages of your net revenue growth resulting from your recent acquisitions.
 Virgilio Deloy Capobianco Gibbon
Afya Limited
June 20, 2019
Page 2
Selected Financial and Other Information
Combined Tuition Fees, page 85

2. We note your response to comment 10 and your disclosures on page 27 that the tuition fee data for CCSI was obtained from the internal management records of CCSI. In your initial draft registration statement, you indicated that tuition fee data was not available from CCSI for the year ended December 31, 2017 and for the period from January 1, 2018 to May 30, 2018 (the period prior to your acquisition of CCSI), and to calculate the CCSI data presented for those periods, you multiplied the number of students enrolled at CCSI by the monthly tuition fee amounts charged for those periods. Please reconcile your most recent response to your initial disclosures indicating that tuition fee data was not available. Further, tell us what procedures you performed to assess the reliability of the underlying data used to calculate CCSI tuition fees for purposes of this metric.
         Additionally, to the extent that you continue to include CCSI in this metric, please revise to disclose how you calculated combined tuition fees for CCSI and how you assessed the reliability of the underlying data.
        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert S.
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at
(202) 551-3350
with any other questions.



FirstName LastNameVirgilio Deloy Capobianco Gibbon            Sincerely,
Comapany NameAfya Limited
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